082-03116

GREAT QUEST METALS LTD.

RECEIVED
2009 DEC -4 A 6:14

[redacted]

09047429

SUPPL

November 26, 2009

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, are copies of the Company's news releases that were issued on November 25, 2009 and November 26, 2009. The releases were sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 12/4

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

RECEIVED
2009 DEC -4 A 6:15

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 25, 2009

Grant of Stock Options

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that the Board of Directors approved the granting of 200,000 stock options to directors and executive officers on November 24, 2009. Each stock option entitles the holder to purchase one common share of the Company's capital stock at a price of $0.10 for a term of five years. The stock options granted are in accordance with the Company's stock option plan and are subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 26, 2009

Great Quest Converts $168,590 of Debt into Shares

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), reports that the Board of Directors approved a $168,590 shares for debt settlement in a November 24, 2009 Director's meeting. The shares will be issued at a deemed price of $0.10 per share for a total of 1,685,590 shares of the Company's capital stock, subject to TSX Venture Exchange approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838